Filed Pursuant to Rule 424(b)(3)

Registration No. 333-198015

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Stockholder:

You are cordially invited to attend the previously announced special meeting of Family Dollar stockholders. As previously disclosed, the special meeting has been rescheduled and will be held on December 23, 2014, at 10:00 a.m. local time. The location of the special meeting has also changed. The meeting will now be held at the Mint Museum Randolph, 2730 Randolph Road, Charlotte, North Carolina 28207. At the special meeting, Family Dollar stockholders will be asked to consider and vote upon the following matters:

1.              a proposal to adopt the Agreement and Plan of Merger, dated as of July 27, 2014, as amended by amendment no. 1 on September 4, 2014, and as it may be further amended from time to time, by and among Family Dollar Stores, Inc., a Delaware corporation, Dollar Tree, Inc., a Virginia corporation, and Dime Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of Dollar Tree, Inc.;

2.              a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for Family Dollar’s named executive officers in connection with the merger contemplated by the merger agreement; and

3.              a proposal for adjournment of the special meeting, if necessary or appropriate, from time to time, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement.

The record date for the special meeting is October 30, 2014. Only stockholders of record as of the close of business on October 30, 2014 are entitled to notice of, and to vote at, the special meeting. All stockholders of record as of that date are cordially invited to attend the special meeting in person. Approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Family Dollar common stock entitled to vote thereon. The proposal to approve the merger-related executive compensation requires the affirmative vote of the holders of a majority of shares of Family Dollar common stock present in person or represented by proxy and entitled to vote thereon; however, such vote is advisory (non-binding) only. The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement requires the affirmative vote of the holders of a majority of shares of Family Dollar common stock present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present.

A copy of the merger agreement is enclosed with this notice. A summary of the merger agreement is set forth in the section entitled “The Merger Agreement” beginning on page 137 of the proxy statement/prospectus dated October 28. 2014 that was previously mailed to you.

Family Dollar’s board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Family Dollar and its stockholders, and unanimously recommends that Family Dollar stockholders vote “FOR” adoption of the merger agreement, “FOR” the proposal to approve the merger-related executive compensation and “FOR” the proposal to approve adjournment of the special meeting if there are insufficient votes at the time of the special meeting to adopt the merger agreement. In considering the recommendation of the board of directors of Family Dollar, you should be aware that certain directors and executive officers of Family Dollar will have interests in the merger that may be different from, or in addition to, the interests of Family Dollar stockholders generally. See the section entitled “Interests of Family Dollar’s Directors and Executive Officers in the Merger” beginning on page 163 of the proxy statement/prospectus that was previously mailed to you.

Under Delaware law, holders of record of Family Dollar common stock who do not vote in favor of adoption of the merger agreement have the right to seek appraisal of the fair value of their shares of stock if the merger is completed, but only if they follow the procedures and satisfy the conditions prescribed by Delaware law. To exercise appraisal rights, holders of record of Family Dollar common stock must strictly follow the procedures and satisfy the conditions prescribed by Delaware law, including, among other things, submitting a written demand for appraisal to Family Dollar before the vote is taken on the adoption of the merger agreement, and they must not vote in favor of adoption of the merger agreement. These procedures are summarized in the section entitled “Appraisal Rights of Family Dollar Stockholders” beginning on page 182 of the proxy statement/prospectus previously mailed to you, and the text of the applicable provisions of Delaware law as in effect with respect to this transaction is included as Annex E to the proxy statement/prospectus.

Your vote is very important, regardless of the number of shares of Family Dollar common stock that you own. We cannot complete the merger unless Family Dollar’s stockholders adopt the merger agreement.

Even if you plan to attend the special meeting in person, Family Dollar requests that you complete, sign, date and return, as promptly as possible, the enclosed WHITE proxy card in the accompanying prepaid reply envelope or submit your proxy by telephone or the Internet prior to the special meeting to ensure that your shares of Family Dollar common stock will be represented at the special meeting if you are unable to attend. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you fail to submit a proxy or to attend the special meeting in person or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of Family Dollar common stock will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote “AGAINST” the adoption of the merger agreement. If any matters other than the proposals listed above are submitted for stockholder action at the special meeting (or at any adjournment or postponement thereof) and you submit a proxy, the proxy holders will be authorized to vote your shares in their discretion with respect to such matters. If you previously submitted a WHITE proxy card or submitted your proxy by telephone or the Internet, your previously submitted proxy will remain effective unless it has been or is revoked, you submitted or submit a later dated proxy or you attend the special meeting and vote in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED WHITE PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET. IF YOU ATTEND THE SPECIAL MEETING AND VOTE IN PERSON, YOUR VOTE BY BALLOT WILL REVOKE ANY PROXY PREVIOUSLY SUBMITTED.

We urge you to discard any gold proxy cards, which were sent to you by Dollar General, who is soliciting proxies in opposition to the merger. If you previously submitted a gold proxy card, we urge you to cast your vote as instructed on your WHITE proxy card, which will revoke any earlier dated proxy card that you submitted, including any gold proxy card. Only the latest validly executed proxy that you submit will be counted.

By Order of the Board of Directors,

James C. Snyder, Jr.
Senior Vice President
General Counsel and Secretary

Matthews, North Carolina
Dated: November 24, 2014